Exhibit 13.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2018

March 28, 2019

In this Annual Information Form, the terms “We”, “Us”, “Our”, “Corporation” and “Cascades” refer to Cascades Inc., its subsidiaries, divisions and its interests in joint ventures and associates. Except as otherwise indicated, all dollar amounts are expressed in Canadian dollars. The information in this Annual Information Form is stated as at December 31, 2018, except as otherwise indicated, and except for information in documents incorporated by reference that have a different date.

DOCUMENTS INCORPORATED BY REFERENCE

The documents in the table below contain information that is incorporated by reference into this Annual Information Form and may be found on SEDAR at www.sedar.com.

Documents	Where they are incorporated in this Annual Information Form

Cascades Inc.’s 2018 Annual Report - Management’s Discussion and Analysis, NEAR-TERM OUTLOOK, page 50, RISK FACTORS, page 55	Items 3.3, 4.6.1 and 4.9

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form or in documents incorporated by reference, including statements regarding future results and performance, are forward-looking statements within the meaning of the “Safe Harbour” provision of the United States Private Securities Litigation Reform Act of 1995 based on current expectations. The accuracy of these statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions (See heading Risk Factors).

Annual Information Form

ITEM 1 - DATE OF THE ANNUAL INFORMATION FORM

This Annual Information Form (“AIF”) is dated as at March 28, 2019. Except as otherwise indicated, the information contained in this AIF is stated as at December 31, 2018.

ITEM 2 - CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

Cascades Inc. was incorporated under the name Papier Cascades Inc./Cascades Paper Inc. under the laws of the Province of Québec by letters patent issued on March 26, 1964. Supplementary letters patent were issued on March 11, 1968, July 4, 1979 and October 19, 1979 to amend the authorized capital stock and the restrictions and privileges attached to certain classes of shares of the Corporation.

Cascades was continued under the name Cascades Inc. under Part 1A of the Companies Act (Québec) by Certificate of Continuance dated October 26, 1982. Certificates of Amendment were issued on July 5, 1984, September 16, 1985 and May 13, 1986 to permit the subdivision of the Corporation's Common Shares, as well as on July 15, 1992, July 24, 1992, December 17, 1992 and July 20, 1993 in order to modify the authorized share-capital and/or the restrictions and privileges of certain classes of shares of the Corporation.

On December 30, 2003, in accordance with Article 123.129 of the Companies Act (Québec), Cascades, by simplified amalgamation, merged with 9135-2591 Québec Inc., a wholly owned subsidiary of the Corporation. The articles of amalgamation and schedules as well as the composition of the Board of Directors of the new company following the amalgamation are exactly the same as those of Cascades Inc. prior to the amalgamation.

Since February 14, 2011, all Québec corporations incorporated under Part IA of the Companies Act (Québec) are governed by the Business Corporations Act (Québec).

On July 27, 2011, the Corporation amended its Articles which essentially provide that (i) the Board of Directors may, at its discretion, appoint one or more directors, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders following their appointment, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the annual meeting of shareholders preceding their appointment; and (ii) the Board of Directors may, at its discretion and from time to time, determine to hold a meeting of shareholders outside of the Province of Québec.

The head office and corporate offices of Cascades are located at 404 Marie Victorin Blvd, Kingsey Falls (Québec) J0A 1B0. Cascades also has executive offices located at 772 Sherbrooke Street West, Suite 100, Montréal (Québec) H3A 1G1. Cascades’ website can be found at www.cascades.com.

2.2	Intercorporate Relationships

The following list sets out the principal subsidiaries of the Corporation and their respective jurisdictions as at December 31, 2018:

Corporate Name	Percentage owned (%)	Jurisdiction
Cascades Canada ULC	100	Alberta, Canada
Cascades USA Inc.	100	Delaware, U.S.
Reno de Medici S.p.A.	57.95	Italy
Greenpac Mill, LLC	66.1	Delaware, U.S.

ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Three Year History

Financing activities

Bank Financing

On June 1, 2017, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment extends the term of the facility to July 2021. The financial conditions remain essentially unchanged.

On June 29, 2018, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment extends the term of the facility to July 2022. The financial conditions remain unchanged.

On December 21, 2018, the Corporation announced that it has increased its authorized credit facility to approximately CAN$1 billion to incorporate the addition of a US$175 million seven-year term loan. The term loan provides the Company with increased financial flexibility and will reduce financing costs.

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Debt Refinancing

On December 12, 2017, the Corporation announced the results of tender offers and proceeded with the purchase of US$150 million of its 5.500% unsecured senior notes due 2022 and US$50 million of its 5.75% unsecured senior notes due 2023.

Greenpac Debt Refinancing

On May 6, 2016, the Corporation announced that its associate company Greenpac, located in Niagara Falls, NY, successfully refinanced its debt. The debt package includes a term loan and a revolving credit facility. This five-year agreement allowed the mill to reduce its financing costs by approximately 225 basis points, increasing its flexibility to successfully address future market fluctuations.

Corporate Activities

On July 22, 2016, Cascades announced the appointment of Ms. Michelle A. Cormier and Messrs. Martin Couture and Patrick Lemaire to its Board of Directors.

On April 5, 2017, the Corporation announced that results from the Greenpac Mill LLC (Greenpac) would be consolidated with those of the Corporation following changes to the Greenpac equity holders agreement. As a result, the Corporation began consolidating Greenpac results on April 4, 2017. The agreement did not involve any cash consideration.

On June 12, 2017, the Corporation announced that S&P Dow Jones Indices LLC confirmed that Cascades would be added to the S&P/TSX Composite Index and S&P/TSX Composite Dividend Index effective June 19, 2017.

On July 27, 2017, the Corporation announced the sale of its 17.3% equity holding in Boralex to the Caisse de Dépôt et Placement du Québec for $288 million.

During 2018, S&P Global Ratings revised the Corporation's outlook to “positive” from “stable” on improving credit measures; our corporate rating of BB- was affirmed.

Packaging Products Sector

Containerboard Packaging Group

On January 13, 2016, the Corporation announced Mr. Marc-André Dépin's decision to step down as President and Chief Executive Officer of the Containerboard Packaging Group. Mr. Charles Malo succeeded him as President and Chief Operating Officer.

On June 1, 2016, the Corporation announced the completion of a transaction with US-based company Rand-Whitney Container LLC for the acquisition of its plant in Newtown, Connecticut. In return, Cascades transferred equipment and its customer list from its Thompson plant, located in Connecticut. The Corporation also paid US$12 million ($15 million) to Rand-Whitney.

On March 21, 2017, the Corporation acquired 23% of Containerboard Partners (Ontario) Inc. for a consideration of US$12 million ($16 million). This company is a member of Greenpac Holding LLC, of which it owns 12.1%. On November 30, 2017, the Corporation acquired an additional 30% of Containerboard Partners (Ontario) Inc. for a consideration of $19 million. These transactions add an indirect participation of 6.4% in Greenpac Holding LLC bringing total ownership to 66.1%.

On August 3, 2017, as part of its modernization and optimization efforts in the Northeastern United States, the Corporation announced an investment of US$80 million for the construction of a new containerboard packaging plant in Piscataway, New Jersey. This new plant will manufacture corrugated packaging products. The operation is planned to start in the second quarter of 2018. In addition, the Corporation announced on August 10, 2017, that it will close its containerboard converting plant in Maspeth, New York. On January 31, 2018, the Corporation completed the sale of the building and land of its Maspeth plant, NY, for US$72 million ($90 million) of which US$68 million ($85 million) was received at closing and US$4 million ($5 million) is held in escrow. Release of the escrow is contingent upon certain conditions being met over the next three years. The Corporation continued to operate the facility until July 2018.

On December 4, 2017, the Corporation announced that it had acquired three converting plants from the Coyle Group in Ontario, Canada, to strengthen its position in the containerboard packaging sector.

In May 2018, the Corporation started operating its new containerboard converting plant located in Piscataway, NJ, USA. The facility is ramping up as planned while we continue the consolidation of our packaging activities in the Northeastern United States.

On July 26, 2018, the Corporation announced the acquisition of the White Birch Bear Island manufacturing facility in Virginia, USA, for a cash consideration of US$34 million ($45 million). The newsprint paper machine presently located on the site will be reconfigured to produce high quality recycled lightweight linerboard and medium for the North American market, subject to the approval of the board of directors. The new machine is expected to have an annual production capacity of 400,000 tons. As presently contemplated, the conversion would require an estimated investment of between US$275 million and US$300 million, with production expected to begin in 2021. Additional details of the project will be provided once the project plans have been finalized and approved.

On August 28, 2018, the Corporation announced plans to close two corrugated sheet plants located in Barrie and Peterborough, Ontario, Canada, as part of its ongoing efforts to reorganize and optimize its corrugated packaging platform in Ontario. The two plants were closed on November 30, 2018.

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Boxboard Europe Group

On June 30, 2016, the Corporation completed the transfer of its virgin fibre boxboard mill located in La Rochette, France, to its subsidiary Reno de Medici, for a consideration of €19 million ($27 million). The transaction combined the Corporation’s virgin and recycled boxboard activities in Europe. Apart from higher non-controlling interests after the closing, no impact was recorded on the Corporation’s financial statements, as both entities had been fully consolidated prior to the transaction.

On November 3, 2016, RdM appointed Mr. Michele Bianchi as its Chief Executive Officer, following the resignation of Mr. Ignazio Capuano as Chief Executive Officer on April 26, 2016.

On January 1, 2018, the Corporation, through its equity ownership in Reno de Medici S.p.A., acquired 66.67% of PAC Service S.p.A., a boxboard converter for the packaging, publishing, cosmetics and food industries. The Corporation already had a 33.33% equity participation before the transaction.

On October 31, 2018, following the Spanish Antitrust Authorities approval, the Corporation's subsidiary, Reno de Medici, announced the closing of the 100% acquisition of Barcelona Cartonboard S.A.U., a Spanish company ranked seventh in Europe for coated cartonboard production for a purchase price of €46 million, which is subject to subsequent contractual adjustments resulting from indebtedness and working capital levels on the effective date of the transaction.

Specialty Products Group

On June 22, 2016, the Corporation announced the closure of its de-inked pulp mill located in Auburn (Maine, USA). The plant closed on July 15, 2016.

On October 30, 2017, the Corporation announced a $21 million investment in its Cascades Inopak and Plastiques Cascades plants, both in Québec, in order to acquire equipment enabling it to increase its production of food packaging, primarily for the fresh protein market.

On December 6, 2018, the Corporation acquired the Urban Forest Products and Clarion Packaging plants respectively located in Brook, Indiana, and Clarion, Iowa; two of the top three egg-producing states in the U.S, which will allow us to double our production capacity of ecological packaging manufactured in moulded pulp. The Corporation also acquired a majority interest in Falcon Packaging, a leader in the distribution of egg packaging.

Tissue Group

On May 13, 2016, in order to optimize its supply chain and to maximize its profitability, the Corporation decided to close its tissue converting operations located in Toronto (Ontario), and transferred some of the equipment to other facilities.

During the first quarter of 2017, the Corporation successfully began production at its new tissue converting facility in Scappoose, Oregon, which houses three new state-of-the-art converting lines. The plant manufactures virgin and recycled bathroom tissue products and paper hand towels for the Cascades Pro brand (Away-from-Home market). The plant is supplied by the Corporation's tissue paper plant located 12 kilometers away in St. Helens.

On March 14, 2017, the Corporation announced the launch of a brand-new consumer line of tissue paper, Cascades Fluff TM and Cascades Tuff TM, consisting of three varieties of toilet paper and two varieties of paper towels.

On February 28, 2019, the Corporation announced the definitive closure of its tissue paper machines located in Whitby and Scarborough (Progress Avenue) in Ontario.

On March 14, 2019, the Corporation announced that Mr. Jean-David Tardif would be replacing Mr. Jean Jobin as President and Chief Operating Officer of Cascades Tissue Group following the latter's decision to step down.

3.2	Significant Acquisitions

No significant acquisition was completed by the Corporation during the financial year ended December 31, 2018 for which disclosure would have been required under Part 8 of National Instrument 51-102 of the Canadian Securities Administrators, namely the filing of a Business Acquisition Report.

3.3	Trends

Reference is made to Management’s Discussion and Analysis in the 2018 Annual Report, specifically on page 50 under the heading “NEAR-TERM OUTLOOK”, which is incorporated by reference.

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ITEM 4 - DESCRIPTION OF THE BUSINESS

4.1	General

Established in 1964, Cascades is the parent company of a North American and European group of companies involved in the production, conversion and marketing of packaging products and tissue papers principally composed of recycled fibre. In 2018, including its 57.95% owned subsidiary Reno De Medici S.p.A. ("RdM"), Cascades consumed approximately 4 million short tons of fibre. Recycled fibre, wood fibre (chips and logs) and virgin pulp respectively accounted for 82%, 11% and 7% of the total fibre consumption. Cascades sources its supply of recycled fibre through its own recovery network as well as through mid- to long-term agreements with independent suppliers. Cascades sources its supply of wood fibre and pulp through contractual agreements with independent sawmills, timberland owners and pulp producers.

Cascades conducts its business principally through four (4) reporting groups in two (2) operating sectors, namely:

1)	The Packaging Products sector which includes:
i)	The Containerboard Packaging Group, a manufacturer of containerboard and leading converter of corrugated products in North America;
ii)	The Boxboard Europe Group, mainly a manufacturer of premium coated recycled and virgin boxboard in Europe; and
iii)	The Specialty Products Group, which manufactures industrial and consumer packaging products, and is also involved in recovery and recycling.

2)	The Tissue Papers sector which includes the Tissue Group, a manufacturer and converter of tissue papers for the Away-from-Home and consumer products markets.

These two sectors include close to 100 operating units located in Canada, the United States and Europe. As at December 31, 2018, the Corporation employed more than 11,700 employees, of which roughly 9,900 were employees of its Canadian and United States operations. Approximately 28% of the Corporation's Canadian and United States workforce is unionized under 29 separate collective bargaining agreements. In addition, in Europe, some of the Corporation's operations are subject to national industry collective bargaining agreements that are renewed on an annual basis. Of the 29 collective bargaining agreements in North America, 2 are expired and are currently under negotiation, 8 will expire in 2019 and 4 will expire in 2020.

Cascades sets the overall strategic guidelines and ensures that corporate policies concerning acquisition and financing strategies, legal affairs, human resources management and environmental protection are applied by its subsidiaries, divisions, joint ventures and associates.

4.2	Industry Sector Information

4.2.1	Packaging Products sector

4.2.1.1	Containerboard Packaging Group

The Containerboard Packaging Group employs close to 4,000 employees, and operates six (6) linerboard and corrugated medium mills and twenty (20) converting plants across Canada and the Northeastern United States. The mills have a combined annual production capacity of 1,559,000 short tons, of which 55% is linerboard and 45% is corrugated medium. In 2018, approximately 57% of the mills output was converted by the Group’s converting facilities. The integration rate increases to 76% when associates and joint ventures are taken into consideration. The Group produces a broad range of products for regional and national customers in a variety of industries, including food, beverage and consumer products. Approximately 86% of the total pulp and fibre consumed by this Group is recycled fibre. Products are delivered by truck or rail.

On April 5, 2017, the Corporation announced that results from Greenpac Mill LLC (Greenpac) would be consolidated with those of the Corporation following an amendment to make certain changes to the Greenpac equity holders agreement. As a result, the Corporation began consolidating Greenpac results on April 4, 2017. The agreement did not involve any cash consideration. The Greenpac Mill, a state-of-the-art linerboard mill with annual production of 540,000 short tons, manufactures one of the best linerboards in the industry. The mill is located in Niagara Falls (NY, USA) and employs approximately 150 employees.

In May 2018, the Corporation started operating its new containerboard packaging plant located in Piscataway, NJ, USA. The facility is ramping up as planned while we continue the consolidation of our packaging activities in the Northeastern United States.

Sales from this Group totaled $1,840 million in 2018, compared to $1,652 million in 2017, of which 61% were in Canada and 39% were in the United States. This Group sells its products via its own sales force and external representatives when needed for export purposes.

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The following table lists the mills and converting plants of the Containerboard Packaging Group and the approximate annual production capacity or shipments of each facility as well as the products manufactured or, where applicable, their activities in 2018 :

Facilities	Products / Services	Annual capacity or Shipments
Manufacturing		Annual Capacity in short tons
Niagara Falls, New York, USA	100% recycled corrugating medium	285,000
Greenpac, Niagara Falls, New York, USA	100% recycled linerboard	540,000
Kingsey Falls, Québec	100% recycled linerboard	110,000
Cabano, Québec	Corrugating medium in various basis weights	256,000
Trenton, Ontario	Corrugating medium in various basis weights	194,000
Mississauga, Ontario	100% recycled linerboard	174,000
Converting		Shipments in square feet (000)
Drummondville, Québec	Corrugated packaging	1,788,000
Victoriaville, Québec	Corrugated packaging	255,000
Vaudreuil, Québec	Corrugated packaging	1,053,000
Montréal, Québec	Micro-Litho packaging	294,000
Belleville, Ontario	Corrugated packaging	249,000
Etobicoke, Ontario	Corrugated packaging	493,000
St. Marys, Ontario	Corrugated packaging	1,217,000
Vaughan, Ontario	Corrugated packaging	2,468,000
Lithotech, Scarborough, Ontario	Micro-Litho packaging	206,000
Guelph, Ontario	Corrugated packaging	275,000
McLeish, Etobicoke, Ontario	Corrugated packaging	175,000
Burlington, Ontario	Corrugated packaging	81,000
Scarborough, Ontario	Corrugated packaging	236,000
Winnipeg, Manitoba	Corrugated packaging	736,000
Calgary, Alberta	Corrugated packaging	658,000
Richmond, British Columbia	Corrugated packaging	608,000
Schenectady, New York, USA	Corrugated packaging	557,000
Lancaster, New York, USA	Corrugated packaging	361,000
Newtown, Connecticut, USA	Corrugated packaging	440,000
Piscataway, New Jersey, USA *	Corrugated packaging	1,600,000

Services
Art & Die, Etobicoke, Ontario	Graphic art and printing plates	N/A

* The information for the Piscataway plant represents the annual capacity.

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4.2.1.2	Boxboard Europe Group

As at December 31, 2018, the Corporation's holding in its subsidiary RdM, the second largest European producer of coated recycled boxboard, stood at 57.95%. RdM operates six (6) recycled boxboard mills with an annual production capacity of 1,095,000 metric tonnes, one (1) virgin boxboard mill with an annual production capacity of 165,000 metric tonnes and three (3) sheeting centers. It employs approximately 1,800 employees. RdM is a public company listed on the Milan and Madrid stock exchanges. Information concerning RdM’s production facilities can be found at www.rdmgroup.com. Sales for the Boxboard Europe Group stood at $933 million in 2018 compared to $838 million in 2017.

The following table lists the mills of the Boxboard Europe Group and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2018:

Facilities	Products	Annual capacity in metric tonnes
Arnsberg, Germany	Coated recycled boxboard	220,000
Santa Giustina, Italy	Coated recycled boxboard	250,000
Ovaro, Italy	Coated recycled boxboard	95,000
Villa Santa Lucia, Italy	Coated recycled boxboard	220,000
Blendecques, France	Coated recycled boxboard	110,000
La Rochette, France	Coated virgin boxboard	165,000
Barcelona, Spain	Coated recycled boxboard	200,000

4.2.1.3	Specialty Products Group

The Specialty Products Group operates in three (3) main sub-segments, namely industrial packaging, consumer product packaging, and recovery and recycling. This Group operates forty-three (43) sites in North America and Europe, including nineteen (19) recovery centers across Canada and the Northeastern United States and three (3) distribution centers in the United States. It employs more than 2,300 employees. In 2018, sales from this Group amounted to $659 million, compared to $703 million in 2017, of which 56% were in Canada, 35% in the United States, and 9% were in Europe.

a)	Industrial Packaging

The Industrial Packaging sub-segment is active in four (4) markets: protective packaging, specialty containers, structural components and paperboard and fibre composites.

One plant produces uncoated recycled paperboard (URB) using 100% recycled fibres. The URB produced is mainly used by packaging converters and industrial users of headers and wrappers for the paper industry, as well as partitions used as protective packaging. Four (4) plants in Québec and in the United States manufacture honeycomb paperboard for industrial and commercial packaging as well as partitions, mostly for the beer, wine and spirits industry. One facility manufactures laminated paperboard that is used in the food packaging and furniture backing industries while another facility manufactures backing for vinyl flooring. Products are sold in Canada and the United States.

Four (4) plants in Québec and in the United States convert paper and cardboard into packaging, mainly for the paper and food industries, through our joint-venture with Sonoco Products Company. As well, two (2) plants in France manufacture roll headers made of linerboard and uncoated paperboard where all products are sold in Europe.

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The following table lists the plants (including joint ventures, which are not consolidated) of the industrial packaging business sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2018:

Facilities	Products	Annual capacity in metric tonnes
Cascades Sonoco, Kingsey Falls, Québec*	Roll headers and wrappers	80,000
Cascades Sonoco, Berthierville, Québec*	Roll headers and wrappers	50,000
Cascades Sonoco, Birmingham, Alabama, USA*	Roll headers and wrappers	86,233
Cascades Sonoco, Tacoma, Washington, USA*	Roll headers and wrappers	30,000
Cascades Rollpack, Saulcy-sur-Meurthe, France	Roll headers and packaging reams	45,000
Cascades Rollpack, Châtenois, France	Packaging reams	25,000
Cascades Multi-Pro, Drummondville, Québec	Laminated paperboard and specialty containers	18,000
Cascades Enviropac, Berthierville, Québec	Honeycomb packaging products	12,600
Cascades Enviropac, St-Césaire, Québec	Uncoated paperboard partitions	10,000
Cascades Enviropac, Grand Rapids, Michigan, USA	Honeycomb packaging products and other packaging products	10,000
Cascades Enviropac, Aurora, Illinois, USA	Uncoated paperboard partitions	7,500
Cascades Papier Kingsey Falls, Kingsey Falls, Québec	Uncoated paperboard	104,000
Cascades Lupel, Trois-Rivières, Québec	Manufacture of backing for vinyl flooring	55,000

*Joint ventures

b)	Consumer Product Packaging

The Consumer Product Packaging sub-segment designs and manufactures packaging for fresh foods, catering to the food processing, retailing and quick-service restaurant industries.

Four (4) plants manufacture egg filler flats and egg cartons for egg processors and four-cup carriers for the quick-service restaurant industry using 100% recycled material. Two (2) facilities manufacture polystyrene foam trays for processors and retailers in the food industry. Another plant manufactures rigid plastic packaging, primarily for the food industry, processors and retailers. A facility specializes in the manufacturing of flexible film for packaging mainly for customers in the frozen foods, bakery and ice industries. This sub-segment has sales in both Canada and the United States. Three (3) distribution centers in the United States are owned or operated through a majority interest in Falcon Packaging, a distributor dedicated to the egg industry. This sub-segment has sales in both Canada and the United States.

The following table lists the plants in the consumer product packaging sub-segment and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2018:

Facilities	Products	Annual capacity in kilograms
Plastiques Cascades, Kingsey Falls, Québec	Polystyrene foam food packaging, plate and bowls	6,572,700
Cascades Plastics, Warrenton, Missouri, USA	Polystyrene foam food packaging	8,500,000
Cascades Inopak, Drummondville, Québec	Plastic food packaging	7,000,000
Cascades Flexible Packaging, Mississauga, Ontario	Film packaging	5,000,000
Cascades Forma-Pak, Kingsey Falls, Québec	Egg filler flats and beverage carry trays	16,500,000
Cascades Moulded Pulp, Rockingham, North Carolina, USA	Egg filler flats and beverage carry trays	9,000,000
Cascades Moulded Pulp, Brook, Indiana, USA	Egg filler flats and beverage carry trays	22,000,000
Cascades Moulded Pulp, Clarion, Iowa, USA	Egg filler flats and beverage carry trays	26,500,000

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c)	Recovery and Recycling

The recovery and recycling sub-segment provides services to recover and process discarded materials for the municipal, industrial, commercial and institutional sectors. Services are offered across Canada and the Northeastern United States through nineteen (19) recovery facilities. In 2018, this sub-segment processed, brokered and bought over 1.58 million short tons of recovered papers through its recovery facilities.

4.2.2	Tissue Papers Sector

4.2.2.1	Tissue Group

The Tissue Group manufactures, converts and markets a wide variety of tissue paper products intended for the Away-from-Home and consumer products markets. The Group operates seven (7) manufacturing facilities, ten (10) converting facilities, and four (4) facilities with both manufacturing and converting activities. The Group employs more than 2,200 employees.

The Group markets and sells its lines of bathroom tissue, facial tissue, paper towels, paper hand towels, paper napkins and other related products and services under the Cascades® PRO brand in both the Canadian and American Away-from-Home markets. Cascades PRO markets and sells its lines under the five brand names of Cascades PRO Signature™, Cascades PRO Perform™, Cascades PRO Select™, Cascades PRO Tandem™ and Cascades PRO Tuff-Job™. In the consumer products market, lines are principally marketed under private labels and under the Cascades Fluff ™, Cascades Tuff ™ and April Soft® labels in Canada, and under the Nature’s Choice® label and other secondary marks in the United States. Products are sold principally through a direct sales force and are delivered by truck.

Sales from this Group amounted to $1,352 million in 2018, compared to $1,268 million in 2017, of which 72% were in the United States and the remaining 28% were in Canada. On a segmented basis, the Away-from-Home market represented 44% of sales in Canada and 56% in the US, while the retail market represented 56% in Canada and 44% in the US.

The following table lists the mills and converting plants (including joint ventures, which are not consolidated) of the Tissue Group and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2018:

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Facilities	Products / Services	Annual capacity in short tons (Manufacturing only)
Manufacturing / Converting
Candiac, Québec	Parent rolls, paper towels, bathroom tissue	74,000
Lachute, Québec	Parent rolls, paper hand towels, bathroom tissue	35,000
Kingsey Falls, Québec	Parent rolls, facial tissue, bathroom tissue	105,000
Eau Claire, Wisconsin, USA	Parent rolls, paper towels, bathroom tissue, facial tissue and paper napkins	56,000
Manufacturing
Toronto PM , Ontario (2) **	Parent rolls	54,000
St-Helens, Oregon, USA	Parent rolls	116,000
Ransom, Pennsylvania, USA	Parent rolls	59,000
Memphis, Tennessee, USA	Parent rolls	40,000
Rockingham, North Carolina, USA	Parent rolls	58,000
Mechanicville, New York, USA	Parent rolls	53,000
Converting
Laval, Québec	Paper napkins	N/A
Granby, Québec	Bathroom tissue, facial tissue and paper hand towels	N/A
Kingman, Arizona, USA	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Waterford, New York, USA	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Pittston, Pennsylvania, USA	Paper towels, bathroom tissue, facial tissue and paper napkins	N/A
Wagram, North Carolina, USA	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Kinston, North Carolina, USA*	Paper napkins	N/A
Grande Prairie, Texas, USA*	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Brownsville, Tennessee, USA	Industrial wipes	N/A
Scappoose, Oregon, USA	Bathroom tissue, paper hand towels	N/A

* Joint ventures

** On February 28, 2019, the Corporation announced the definitive closure of these two tissue paper machines.

4.3	Research, Development and Innovation

Cascades has its own research and development centre located in Kingsey Falls (Québec) and is composed of 70 employees. It provides Cascades’ business units with technical support in solving production problems and improving quality as well as the development of new products and processes. Moreover, it is strongly involved in innovation and sustainable development through its scientific and technical support to the Corporation’s marketing and innovation teams.

Cascades has adopted a clear strategy relative to innovation as it is one of the key enablers of the Corporation's strategic plan. Each Cascades Division has defined their strategic arena and their action plan in order to reach the ambitious goal of generating 20% of their sales relating to the introduction of new products by 2020. Cascades also put in place a centralized work team, the CIC (Cascades Innovation Center), to develop and support innovation within the Divisions. The team includes specialists in market research as well as product development.

Activities related to our ERP system and business process re-engineering decreased our costs by $22 million in 2018 compared to 2017. These lower costs reflect the accelerated implementation of our ERP platform since the second half of 2016 up to the end of 2017, and additional costs associated with the optimization of internal processes such as sales and operations planning, logistics and procurement during 2016 and the beginning of 2017. Our internal processes are now focused on stabilization and optimization. In 2018, the Corporation invested $18 million in intangible and other assets compared to $20 million in 2017, for the implementation of our ERP information technology system.

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4.4	Competitive Conditions

4.4.1	Our Markets

Cascades operates in large, highly competitive markets. Our products and services compete with similar products manufactured and distributed by others both domestically and globally. The success in our markets is influenced by many factors, including customer service, price, geographic location, quality, breadth and performance characteristics of our products. Given our products, integration level, markets and geographic diversification, we believe that we are well-positioned to compete in our targeted packaging and tissue sectors.

According to RISI and the Canadian Corrugated and Containerboard Association ("CCCA"), the total containerboard production in North America was approximately 38.5 million tons in 2018 while total containerboard production capacity totaled approximately 39.5 million tons. We estimate that the largest manufacturers, namely International Paper Company, WestRock Company(1), Georgia-Pacific LLC and Packaging Corporation of America account for approximately 75% of total production capacity. Total U.S. containerboard production increased by 2% in 2018. With respect to demand, while the containerboard market is cyclical and impacted by economic conditions, it tends to be more resilient given that approximately 75% of the end demand for corrugated boxes comes from the non-durable goods industries according to the Fibre Box Association.

According to RISI, demand in the U.S. tissue paper market reached approximately 9.6 million tons in 2018. Tissue production in North America totaled approximately 9.0 million tons during the same period, which represented 93.1% of the total available mill capacity of 9.6 million tons. We estimate the five largest manufacturers, Georgia-Pacific LLC, The Procter & Gamble Company, Kimberly-Clark Corporation, Essity and Cascades Inc. to account for approximately 72% of total production capacity. The tissue paper market consists of both the consumer products and Away-from-Home markets. Shipments of consumer products and Away-from-Home tissue products represented approximately 67% and 33%, respectively, of total U.S. tissue paper shipments in 2018. The tissue market has seen demand in North America grow at an approximate compound annual growth rate of 1.5% since 2005.

(1) On January 29, 2018, WestRock Company announced the acquisition of KapStone Paper and Packaging Corporation. The acquisition was completed in November 2018.

4.4.2	Our Competitive Strengths

Leading Market Positions with Environmentally Sustainable Product Focus. We are one of the two leaders in Canada and hold one of the leading market positions in the packaging industry in North America. We also are a leading producer of coated recycled boxboard in Europe through our ownership of Reno de Medici, S.p.A. We believe our leading market positions and our environmental focus give us an advantage over many of our competitors. We believe the demand for green products is growing and we are well-positioned to take advantage of the growing environmental trend due to our strengths and diversity of product offerings.

Integrated Recycling Solutions Provider. We are an integrated manufacturer with both downstream recycled paper collection and processing capabilities and upstream manufacturing and converting operations. We have created the closed-loop systemTM that enables us to manufacture our products efficiently for our customers. In North America, much of the recycled fibre that we use in our products come from our own recovery facilities. We continually look for opportunities to increase our integration to further ensure the supply of raw materials to our mills and grow the development of our environmentally sustainable products.

Diversified Portfolio of Products, Markets and Geographic Locations. We manufacture and sell a diversified portfolio of packaging, tissue and specialty products for commercial, industrial and consumer products end markets in Canada, the United States, Europe and other regions. Our customers include Fortune 500, medium and small-sized companies across a broad range of industries. We believe that our product, geographic and customer diversification help us maintain our operating performance through economic downturns and changing market conditions. The size and diversity of our operations also allow us to cost-effectively serve customers on a regional and multinational basis, reducing delivery times and enhancing customer service.

Strong Presence in Consumer-Oriented End Markets. Our packaging, tissue and other products are sold primarily to consumer-oriented end markets, which tend to be less sensitive to economic cycles. As a result, products sold to these markets tend to exhibit a greater degree of stability and predictability in demand and product prices than products sold to commercial or industrial-oriented end markets. Our participation in consumer-oriented end markets has increased with our focus on selling tissue products.

4.5	Cyclical Considerations

Although the Corporation believes that its products, integration level, market, and geographical diversification help to mitigate the adverse effects of industry conditions, the markets, for some of its products, notably containerboard and boxboard, remain cyclical. These markets are influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability. The Corporation is also affected by the variation of the Canadian dollar against the U.S. dollar and the Euro, and the effect of the volatility of the costs of raw materials, particularly recycled fibre and energy prices.

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4.6	Environmental Protection

4.6.1	Regulations

The Corporation’s activities are subject to environmental laws and regulations imposed by various governmental and regulatory authorities in all the countries where it operates. The Corporation is in compliance, in all material respects, with all applicable environmental legislation and regulations. However, ongoing capital and operating expenses are expected to be incurred to achieve and maintain compliance with applicable environmental requirements. For more information, reference is made to the heading “RISK FACTORS”, on page 55 of Management’s Discussion and Analysis in the 2018 Annual Report, which item is incorporated by reference.

In 2018, environmental protection requirements and the application of Cascades’ environmental mission required capital expenditures and led to operating costs as follows:

Country	Capital Expenses	Operating Costs
Canada	$1,395,391	$28,208,947
United States	$1,363,143	$23,244,940
Total	$2,758,534	$51,453,887

4.6.2	Commitment to Sustainable Development

Since one of the deeply ingrained values of the Corporation is protecting the environment, Cascades has adopted a Sustainable Development Plan and a Commitment to Sustainable Development, which are available on the Corporation’s website at www.cascades.com.

4.7	Reorganizations

In 2018, no major legal reorganizations were undertaken by Cascades. In the normal course of business, some reorganizations of the subsidiaries of the Corporation could occasionally occur in order to improve the organizational structure, none of them having a material impact on the activities, operations or financial results of the Corporation.

In 2017, the Corporation finished implementing ONE Cascades, a major program to streamline its business processes. The focus for 2018 was the optimization and stabilization of the different initiatives. The ONE Cascades program aims to strengthen our customer approach by optimizing and standardizing internal procedures.

4.8	Social Policies

In 2017, the Corporation adopted a revised Code of Ethics and Business Conduct (the “Code”), which is meant to provide directors, officers, employees and consultants with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners, and the communities where the Corporation operates. A copy of the Code is available on the Corporation's website at www.cascades.com.

In 2018, the Corporation adopted a Commitment on Human Rights (the "Commitment") whereby the Corporation recognizes the importance of protecting and promoting fundamental human rights and the role it can play in upholding these rights, both within its facilities and in its supply chain. A copy of the Commitment is available on the Corporation's website at www.cascades.com.

4.9	Risk Factors

We refer the reader to Management’s Discussion and Analysis in the 2018 Annual Report, specifically on page 55 under the heading “RISK FACTORS”, incorporated by reference herein.

ITEM 5 - DIVIDENDS AND DISTRIBUTIONS

In 2016, 2017 and 2018, Cascades paid dividends on its Common Shares at the current rate of $0.04 per Common Share per quarter. Other than pursuant to the Indentures, which govern its Senior Notes, and the Credit Facilities, there are no material contractual restrictions on Cascades’ ability to declare and pay dividends on its Common Shares.

The dividend amount is reviewed annually by the Board of Directors and is determined taking into account Cascades’ financial situation, its results from operations, its capital requirements and any other factor deemed pertinent by the Board of Directors.

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ITEM 6 - CAPITAL STRUCTURE

6.1	General description of capital structure

The share capital of the Corporation is composed of an unlimited number of Common Shares without par value, an unlimited number of Class “A” Preferred Shares without par value which may be issued in series and an unlimited number of Class “B” Preferred Shares without par value which may be issued in series.

The holders of common shares are entitled to the right to vote on the basis of one vote per share at any meetings of shareholders and the right to receive dividends and to share in the remaining assets in the event of a liquidation of the Corporation. As at March 15, 2019, there were 93,747,515 Common Shares issued and outstanding.

The Class “A” and “B” Preferred Shares are issuable in series and rank equally within their respective classes as to dividends and capital. Registered holders of any series of Class “A” or Class “B” are entitled to receive, in each fiscal year of the Corporation or on any other basis, cumulative or non-cumulative preferred dividends payable at the time, at the rates and for such amounts and at the place or places determined by the directors with respect to each series prior to the issuance of any Class “A” or Class “B” Preferred Shares. In the event of the liquidation, winding-up or dissolution of the Corporation or any other distribution of its assets to its shareholders, the holders of Class “A” and “B” Preferred Shares are entitled to receive, out of the assets of the Corporation, the amount paid in consideration of each share held by them. The holders of Class “A” and “B” Preferred Shares are not entitled as such to receive notice of or to attend or to vote at any meetings of shareholders. None of the Class “A” or “B” Preferred Shares of the capital stock of the Corporation are, as of the date hereof, issued and outstanding.

6.2	Ratings

Credit ratings are intended to provide investors with an independent measure of credit quality of an issuer or a security. Rating for issuers or for debt instruments are presented in ranges by each of the rating agencies. The highest qualities of securities are rated AAA in the case of Standard & Poor’s ("S&P"), or Aaa in the case of Moody’s Investors Service ("Moody’s”). The lowest quality of securities are rated D in the case of S&P, or C in the case of Moody’s.

According to the S&P rating system (http://www.spratings.com/en_US/understanding-ratings), corporations or notes rated BB, B, CCC, CC, and C are regarded as having from low to significant speculative characteristics. A BB rating indicates the least degree of speculation and C the highest. While such corporations or notes will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The ratings from AAA to B may be modified by the addition of a plus (+) or minus (-) to show relative standing within the major rating categories.

According to the Moody’s rating system (https://www.moodys.com/Pages/amr002002.aspx), corporations or notes, which are rated Ba, are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Credit Risk	Moody's	S & P
Highest quality	Aaa	AAA
High quality (very strong)	Aa	AA
Upper medium grade (strong)	A	A
Medium grade	Baa	BBB
Lower medium grade (somewhat speculative)	Ba	BB
Low grade (speculative)	B	B
Poor quality (may default)	Caa	CCC
Most speculative	Ca	CC
No interest being paid or bankruptcy petition filed	C	C
In default	C	D

Source:  Securities Industry and Financial Markets Association

Cascades is rated by S&P and Moody’s. The Corporation’s rating by these two agencies are listed below:

Rating agency	Cascades Rating	Qualitative	Most recent update
S&P	BB-	Positive	April 2018
Moody’s	Ba2	Stable outlook	May 2015

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It is to be noted that the credit ratings given by the rating agencies are not recommendations to purchase, hold or sell Cascades' notes or securities as such, given these ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn by a rating agency in the future if in its judgment circumstances so warrant. The Corporation is not responsible for credit ratings given by the rating agencies.

ITEM 7 - MARKET FOR SECURITIES

7.1	Trading Price and Volume

Cascades’ Common Shares are traded on the Toronto Stock Exchange and alternative trading systems under the ticker symbol “CAS”. The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Corporation’s Common Shares on the Toronto Stock Exchange for each month of the most recently completed financial year:

Toronto Stock Exchange - Market price range - Year 2018

Month	High	Low	Closing Market Price	Trading Volume
January	15.80	13.36	15.42	6,150,636
February	16.55	15.21	15.89	3,450,840
March	15.02	13.16	13.33	5,708,799
April	13.92	12.25	12.25	3,983,928
May	13.43	11.97	12.49	5,559,224
June	12.68	11.77	11.77	3,357,356
July	12.69	11.52	12.47	5,563,266
August	13.78	12.36	13.27	5,168,432
September	13.23	12.14	12.61	2,592,644
October	12.37	10.14	10.24	4,104,427
November	12.51	10.13	12.51	5,085,983
December	12.69	9.54	10.23	4,106,769

In 2017, in the normal course of business, the Corporation renewed its redemption program. The period for purchasing began on March 17, 2017 and continued until March 16, 2018. The notice enabled Cascades to acquire up to 946,066 Common Shares, representing approximately 1% of the issued and outstanding Common Shares as of March 4, 2017. Under this program, the Corporation redeemed 178,380 Common Shares at an average weighted cost of $14.30.

In 2018, in the normal course of business, the Corporation renewed its redemption program. The period for purchasing began on March 19, 2018 and continued until March 18, 2019. The notice enabled Cascades to acquire up to 1,903,282 Common Shares, representing approximately 2% of the issued and outstanding Common Shares as of March 9, 2018. Under this program, the Corporation redeemed 1,903,200 Common Shares at an average weighted cost of $11.65.

On March 14, 2019, Cascades announced that the Toronto Stock Exchange had accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares. Purchases pursuant to the normal course issuer bid commenced on March 19, 2019 and will cease on March 18, 2020. The Common Shares purchased shall be cancelled. The notice will enable Cascades to acquire up to 1,878,456 Common Shares, which represents approximately 2% of the 93,922,815 issued and outstanding Common Shares as at March 7, 2019.

ITEM 8 - DIRECTORS AND OFFICERS

The Directors of the Corporation are elected annually to hold office until the next annual general meeting or until a successor is elected or appointed.

8.1	Name, Occupation and Security Holding

The following table sets out the name, age and place of residence of each director, his or her principal occupation, the year in which he or she first became a director of the Corporation, the number of common shares of the Corporation beneficially owned directly or indirectly by him or her, their independence status, the number of deferred share units he or she holds, if the Director sits on boards of directors and committees of other public companies, membership on the committees of the Board of Directors of the Corporation. Also disclosed in their respective biographies is their value of at-risk holdings as at December 31, 2018 and the percentage of votes voted in favour of their election at last year's meeting.

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Annual Information Form

	Principal occupation :	Executive Chair of the Board
	Committee(s) :	N.A.
2018 Annual Meeting Votes in favour (%) : 92.52

Alain Lemaire Age 71 Kingsey Falls (Québec) Canada Non-Independent Director since 1967	One of the founders of Cascades, Mr. Lemaire is Executive Chair of the Board of the Corporation. He held the position of President and Chief Executive Officer from 2004 to May 2013. He was Executive Vice-President of the Corporation from 1992 to 2004 and was President and Chief Executive Officer of Norampac Inc., from 1998 to 2004. A former student of the Institut des pâtes et papiers de Trois-Rivières (Québec), he holds an Honorary Doctorate in Business Administration from the University of Sherbrooke (Québec). He received an Honorary Doctorate in Civil Law from Bishop's University in Lennoxville (Québec) in 2013, and Doctorat Honoris Causa d'Université from Université Laval (Québec) in 2017. Mr. Lemaire is an Officer of the Order of Canada and was named a Chevalier de l'Ordre national du Québec in 2015.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2018		December 31, 2017		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES (2)	DSUs (4)	SHARES (2)	DSUs	(#)	AS OF DECEMBER 31, 2018 ($) (5)
4,988,718	12,670	4,983,532	—	17,856	51,164,199

	Principal occupation :	President, Louis Garneau Sports Inc.
	Committee(s) :	Health and Safety, Environment and Sustainable Development (Member)
2018 Annual Meeting Votes in favour (%) : 96.82

Louis Garneau Age 60 St-Augustin-de-Desmaures (Québec) Canada Independent (1) Director since 1996	Mr. Garneau is President of Louis Garneau Sports Inc., a manufacturer and distributor of sports clothing and accessories throughout the world. He is a member of the Health and Safety, Environment and Sustainable Development Committee. A former international cycle racer, Mr. Garneau participated in the 1984 Olympic Games in Los Angeles. He is a Chevalier de l’Ordre national du Québec and an Officer of the Order of Canada. In June 2007, he was awarded an Honorary Doctorate from the Faculty of Administration of the University of Ottawa. In 2008, he received the “Gloire de l’Escolle” medal as a former graduate having honored Université Laval due to the extent of his professional activities and his contribution to society. In November 2014, he was awarded the Medal of Honour of the Assemblée nationale du Québec. This medal is awarded to public figures who are deserving of recognition by the Members of the Assembly. He was one of the personalities named Grand Québécois 2017 by the Chambre de commerce et d'industrie de Québec. His company, Louis Garneau Sports, acquired SUGOI in 2018, which allowed him to combine the Canadian brands SUGOI and SOMBRIO with the GARNEAU banner. The Garneau Group is now looking to the future with significant investments in e-commerce.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2018		December 31, 2017		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2018 ($) (5)
5,018	58,748	5,018	54,723	4,025	652,326

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	Principal occupation :	Director of companies
	Committee(s) :	Health and Safety, Environment and Sustainable Development (Chair) Corporate Governance and Nominating (Member)
2018 Annual Meeting Votes in favour (%) : 80.51

Sylvie Lemaire Age 56 Otterburn Park (Québec) Canada Non-Independent Director since 1999	Ms. Lemaire is a director of companies. She has held production, research and development and general management positions. She was co-owner of Dismed Inc., a distributor of medical products and Fempro Inc., a manufacturer of absorbent products, where she held the position of President until 2007. She is Chair of the Health and Safety, Environment and Sustainable Development Committee and a member of the Corporate Governance and Nominating Committee. Since June of 2014, Ms. Lemaire is a certified Director of Companies having successfully completed the governance program offered by the Collège des administrateurs de sociétés of Université Laval (Québec). Ms. Lemaire sits on the Board of Harnois Énergies, wholesaler of petroleum products and propane gas. She holds the degree of Bachelor in Industrial Engineering from Polytechnique Montréal.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2018		December 31, 2017		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES (3)	DSUs (4)	SHARES (3)	DSUs	(#)	AS OF DECEMBER 31, 2018($) (5)
125,287	55,746	175,287	51,759	(46,013)	1,851,968

	Principal occupation :	Partner, McCarthy Tétrault
	Committee(s) :	Human Resources (Chair) Corporate Governance and Nominating (Member)
2018 Annual Meeting Votes in favour (%) : 95.94

David McAusland Age 65 Baie d'Urfé (Québec) Canada Independent (1) Director since 2003	Mr. McAusland is a partner in the law firm of McCarthy Tétrault. From 1999 to February 2008, he held among others, the position of Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., a large multinational industrial company. He is Chair of the Human Resources Committee and member of the Corporate Governance and Nominating Committee. Mr. McAusland sits on the Boards of Directors of Cogeco Inc., and Cogeco Communication Inc., two companies involved in the communications sector where he is a member of the Corporate Governance Committee and Chair of the Human Resources Committee of both these issuers. He is the Chairman of the Board of Directors of ATS Automation Tooling Systems Inc., a leader in automation manufacturing solutions, and sits on the Board of the Montreal General Hospital Foundation, a non-profit organization. Mr. McAusland has informed the Corporation he does not wish to stand for re-election at the 2019 annual meeting of shareholders.

INFORMATION ON EQUITY HOLDINGS
December 31, 2018		December 31, 2017		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2018 ($) (5)
4,000	75,904	4,000	68,372	7,532	817,418

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	Principal occupation :	Director of companies
	Committee(s) :	Audit and Finance (Chair) Corporate Governance and Nominating (Member) Lead Director
2018 Annual Meeting Votes in favour (%) : 97.28

Georges Kobrynsky Age 71 Outremont (Québec) Canada Independent (1) Director since 2010	Mr. Kobrynsky is a director of companies. He is Lead Director of the Board of Directors, Chair of the Audit and Finance Committee and member of the Corporate Governance and Nominating Committee. He held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. Mr. Kobrynsky has held, for more than 30 years, various senior positions at Domtar Inc., including Senior Vice-President, Pulp and Paper Sales, Marketing and Customer Relations Group from 2001 to 2005 and Senior Vice-President, Communication Papers Division from 1995 to 2001. He sat on the Board of Directors of Norampac Inc., from 1998 to 2006. He holds a Master of Business Administration from McGill University (Québec), a Bachelor’s degree in Forest Engineering from Université Laval (Québec) and a Bachelor of Arts from the Université de Montréal (Québec). He is a member of the Board of Directors of Supremex Inc., a Canadian manufacturer of stock and custom envelopes, and is Chair of the Pension Investment Committee and a member of the Human Resources Committee.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2018		December 31, 2017		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2018 ($) (5)
—	39,903	—	31,948	7,955	408,208

	Principal occupation :	Director of companies
	Committee(s) :	Human Resources (Member) Health and Safety, Environment and Sustainable Development (Member)
2018 Annual Meeting Votes in favour (%) : 99.21

Élise Pelletier Age 58 Sutton (Québec) Canada Independent (1) Director since 2011	Retired since 2003, Ms. Pelletier accumulated over 20 years of experience within the Corporation, having held the position of Vice-President, Human Resources of the Corporation during the period between 1995 and 1998, and thereafter, the position of Vice-President with Norampac Inc., from 1998 to 2003. She has extensive knowledge of the pulp and paper sector and was a member of the Board of Directors of the Corporation from 1993 to 2001. She is a member of the Human Resources Committee and of the Environment, Health and Safety and Sustainable Development Committee. She holds a Certificate in governance of companies from the Collège des administrateurs de sociétés, Université Laval (Québec). She holds the degree of Bachelor in Industrial Relations from the Université de Montréal (Québec).

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2018		December 31, 2017		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2018 ($) (5)
2,000	23,418	1,500	19,832	4,086	260,026

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	Principal occupation :	President and Chief Executive Officer, The Montreal Port Authority
	Committee(s) :	Audit and Finance (Member) Human Resources (Member)
2018 Annual Meeting Votes in favour (%) : 97.71

Sylvie Vachon Age 59 Longueuil (Québec) Canada Independent (1) Director since 2013	Ms. Vachon is President and Chief Executive Officer of The Montreal Port Authority (MPA), an autonomous federal agency since 2009. From 1997 to 2009, she was Vice-President, Administration and Human Resources for the federal agency. She is a member of the Audit and Finance Committee and of the Human Resources Committee of the Corporation. Ms. Vachon is a member of the Board of Directors of Hardware Richelieu Ltd and a member of their Human Resources and Corporate Governance committee. She is also Chair of the Board of Directors of Cargo Montreal, the logistic and transportation metropolitan cluster. She is a member of the Board of Directors of the Association of Canadian Port Authorities and a governor member of the Conseil patronal de l’environnement du Québec whose mission is to mobilize Québec companies in order to promote their commitment towards environmental protection and the implementation of sustainable development. Ms. Vachon is also a member of the Board of Directors of SODES whose mission is to protect and promote the economic interests of the St. Lawrence maritime community from a sustainable development perspective. She also sits on the board of Green Marine, a voluntary environmental certification program for the North American marine industry. She also presides the Board of Directors of the Cercle des présidents (Québec). In November 2018, Ms. Vachon received the Femmes d'affaires du Québec - catégorie cadre, dirigeante ou professionnelle, organisme public ou parapublic award from Réseau des femmes d'affaires du Québec. In April 2018, she was awarded the Mercure Leadership, Femme d'exception Financière Sun Life by the Fédération des chambres de commerce du Québec (Les Mercuriades). She holds the degree of Bachelor in Administration, majoring in Human Resources Management from the University of Sherbrooke (Québec).

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2018		December 31, 2017		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2018 ($) (5)
2,000	21,679	2,000	15,012	6,667	242,236

	Principal occupation :	Business advisor and consultant, Corporate Director
	Committee(s) :	Audit and Finance (Member) Corporate Governance and Nominating (Chair)
2018 Annual Meeting Votes in favour (%) : 99.03

Laurence Sellyn Age 69 Pointe-Claire (Québec) Canada Independent (1) Director since 2013	Mr. Sellyn retired at the end of 2015 from a career in leadership roles in the management of public companies. He is now active as Corporate Director, and an advisor to entrepreneurial CEOs. Mr. Sellyn was Executive Vice-President, Chief Financial and Administrative Officer of Gildan Activewear Inc. between April 1999 and August 2015. From 1992 to 1999, he held the position of Chief Financial Officer and Senior Vice-President of Finance and Corporate Development of Wajax Inc. Mr. Sellyn held successive positions of increasing responsibility at Domtar Inc., including acting as Corporate Controller from 1987 to 1991. Mr. Sellyn is Chair of the Corporate Governance and Nominating Committee, and a member of the Audit and Finance Committee of the Corporation. In addition to being a member of the Board of Directors of Cascades, he is Lead Director of Loop Industries, Inc. He is a U.K. Chartered Accountant. He holds a Masters degree in Modern Languages and Literature from Oxford University. Mr. Sellyn is also involved in fundraising for charitable and community activities.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2018		December 31, 2017		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2018 ($) (5)
30,000	34,923	25,000	27,900	12,023	664,162

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	Principal occupation :	President and Chief Executive Officer
	Committee(s) :	N.A.
2018 Annual Meeting Votes in favour (%) : 97.12

Mario Plourde Age 57 Kingsey Falls (Québec) Canada Non-Independent Director since 2014	Mr. Plourde is President and Chief Executive Officer of the Corporation since May 2013. He has been in the employ of the Corporation since 1985 and has held several senior management positions such as Vice-President and Chief Operating Officer of Cascades' Specialty Products Group. He was named President of this Group in 2000. In 2011, he was appointed Chief Operating Officer of the Corporation. He joined the Board of Directors of Cascades on November 6, 2014. Mr. Plourde sits on the Board of Directors of Transcontinental Inc., where he is Chair of the Governance Committee and also sits on the Board of Directors of the Fondation Centre de Cancérologie Charles-Bruneau. Actively involved in social and community affairs, he was awarded in 2012, the Prix bâtisseur - Tour CIBC Charles Bruneau, (a foundation for pediatric cancer research). Mr. Plourde holds a Bachelor's degree in Business Administration, majoring in Finance from the Université du Québec in Montréal.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2018		December 31, 2017		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2018 ($) (5)
194,262	31,974	134,070	—	92,166	2,314,394

	Principal occupation :	Operating Partner, Wynnchurch Capital (Canada) Ltd
	Committee(s) :	Audit and Finance (Member) Human Resources (Member)
2018 Annual Meeting Votes in favour (%) : 98.36

Michelle Cormier, CPA,CA Age 62 Montréal (Québec) Canada Independent (1) Director since 2016	A senior-level executive with experience in financial management, strategic consulting as well as corporate financing, turnaround and governance, Michelle Cormier has in-depth knowledge of financial and public markets in Canada and the United States. She is a member of the Audit and Finance committee and a member of the Human Resources committee of the Corporation. Ms. Cormier has been acting as an Operating Partner for Wynnchurch Capital (Canada) Ltd since 2014. She spent 13 years in senior management positions at TNG Capital Inc. and was CFO at a major North American forest products company. She also worked at Alcan Aluminium Limited and Ernst & Young. Ms. Cormier is a Certified Director of companies and sits on the Board of Directors of Dorel Industries Inc., Uni-Select Inc. and Champion Iron Ore Ltd.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2018		December 31, 2017		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2018 ($) (5)
7,000	14,106	7,000	7,342	6,764	215,914

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	Principal occupation :	President and Chief Executive Officer, Sanimax Inc. (Canada)
	Committee(s) :	Audit and Finance (Member) Health and Safety, Environment and Sustainable Development (Member)
2018 Annual Meeting Votes in favour (%) : 99.32

Martin Couture Age 50 Montréal (Québec) Canada Independent (1) Director since 2016	Recipient of a Bachelor's degree in Economics from St. Lawrence University (Canton, New York), Martin Couture is CEO of Sanimax Inc., where he has worked since 1990. He is a member of the Audit and Finance Committee and of the Health and Safety, Environment and Sustainable Development Committee of the Corporation. Combining strong leadership skills with extensive operational experience, Mr. Couture was named one of Canada's "Top 40 under 40," a Caldwell Partners award, in 2007. He received the Ernst & Young Entrepreneur of the Year award in 2008. He is an active member of the National Renderers Association, the professional association of the rendering industry in North America, and has also been deeply involved with the Young Presidents' Organization since 2003.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2018		December 31, 2017		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES (6)	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2018 ($) (5)
21,190	20,989	12,100	10,885	19,194	431,491

	Principal occupation :	President and Chief Executive Officer, Boralex Inc.
	Committee(s) :	N/A
2018 Annual Meeting Votes in favour (%) : 96.43

Patrick Lemaire Age 55 Kingsey Falls (Québec) Canada Non-Independent Director since 2016	Patrick Lemaire has served as President and CEO of Boralex Inc. since September 2006. Over the last decade, he has profoundly transformed the company and helped position it as a renewable energy leader in Canada and France. In 1988, after obtaining his degree in Mechanical Engineering from Université Laval (Québec), he began his career at Cascades. He successively held the positions of project manager, maintenance manager and plant manager in France and the United States. His managerial skills and leadership were then put to use as General Manager of five plants and as Vice-President and Chief Operating Officer in the containerboard packaging sector. In 2016, he received the Prix d'excellence from the Cercle des Dirigeants d’Entreprises Franco-Québécois. In 2017, he was a finalist at the Quebec EY Entrepreneur of the year Awards, and ranked as the 58th most influential individual in the wind industry by the British magazine A Word about Wind.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2018		December 31, 2017		TOTAL NET CHANGE	TOTAL VALUE AT RISK
SHARES	DSUs (4)	SHARES	DSUs	(#)	AS OF DECEMBER 31, 2018 ($) (5)
13,628	7,469	13,628	4,082	3,387	215,822

(1)	"Independent" refers to the standards of independence established under Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 (Disclosure of Corporate Governance Practices).
(2)	Held directly or indirectly by Gestion Alain Lemaire Inc., of which Alain Lemaire is the sole voting shareholder.
(3)	36,277 shares are held directly or indirectly by Tremer II Inc., a company in which Ms. Lemaire holds a 50% shareholding.
(4)	For external Directors, DSUs are paid annually, as described in section 3.8.3 Deferred Share Unit Plan on page 28 of the Circular and were attributed on January 15, 2019. For Executive Officers, including Alain Lemaire and Mario Plourde, DSUs are paid annually, as described in section 3.1.4 Compensation Components on page 19 of the Circular and were attributed on June 1, 2018.
(5)	The total value at risk is based on the closing share price of the Common Shares of the Corporation on the Toronto Stock Exchange (TSX) on December 31, 2018 ($10.23).
(6)	Held directly by Foresee Capital, of which Martin Couture is the sole voting shareholder.

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8.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Corporation’s knowledge, no director or executive officer of the Corporation and no shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

a)	is or has been in the past ten years before the date of this Annual Information Form a director or executive officer of any other company that, while that person was acting in that capacity,
i)	was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemption under securities legislation for a period or more than 30 consecutive days;
ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of a cease trade or similar order or an order that denied the other issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or
iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

b)	was subject to court-imposed penalties or sanctions relating to securities legislation or by a securities regulatory authority, or entered into a settlement agreement with such authority; or

c)	was subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision, save for,

i)	Mr. Sellyn joined the Board of Beyond the Rack Enterprises Inc. on February 26, 2014 as an independent Director to complement the company’s venture capital and management shareholders. After exploring numerous options to finance the company’s operations and strategic plan, the company filed for creditor protection and obtained a stay of proceedings on March 24, 2016 pursuant to the Companies’ Creditors Arrangement Act (Canada), as the implementation of a plan to rationalize and restructure its business was determined to be the only way for the company to continue its operations. In the context of these proceedings, the company filed a plan of compromise, which was approved by a majority of creditors and sanctioned by the Court on September 15, 2016.
ii)	In January 2017, Ms. Michelle Cormier was asked by the remaining senior secured creditor and by the sole shareholder of Calyx Transportation Inc. (“Calyx”) to become the sole Director and Officer of Calyx. In this capacity, her mandate was to wind down Calyx in the most efficient manner, following the sale, in December 2016, by Calyx of all assets and businesses in which it operated. The large majority of net proceeds from such sales were used to repay bank indebtedness, employee severances and suppliers. Following all such payments, the cash on hand was insufficient to repay the remaining secured creditor. Given the insolvency of Calyx, Michelle Cormier in her capacity of Director of Calyx approved a voluntary assignment in bankruptcy pursuant to the Bankruptcy and Insolvency Act in order to complete the wind down of Calyx’s affairs and discharge her mandate.

8.3       Information concerning Executive Officers

Executive Officers	Occupation in the Corporation
Alain Lemaire Kingsey Falls, Québec	Executive Chair of the Board of Directors
Mario Plourde Kingsey Falls, Québec	President and Chief Executive Officer
Allan Hogg Kingsey Falls, Québec	Vice-President and Chief Financial Officer
Maryse Fernet Kingsey Falls, Québec	Chief Human Resources Officer
Dominic Doré Mont-Saint-Hilaire, Québec	Chief Supply Chain Officer
Hugo D'Amours Saint-Bruno de Montarville, Québec	Vice-President, Communications and Public Affairs
Léon Marineau Kingsey Falls, Québec	Vice-President, Environment
Robert F. Hall Canton de Hatley, Québec	Chief Legal Officer and Corporate Secretary
Thierry Trudel Montréal, Québec	Vice-President, Innovation and Marketing
Jean-David Tardif Candiac, Québec	President and Chief Operating Officer, Tissue Group
Charles Malo Boucherville, Québec	President and Chief Operating Officer, Containerboard Packaging Group
Luc Langevin Notre-Dame-des-Prairies, Québec	President and Chief Operating Officer, Specialty Products Group

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During the past five years, each of the Executive Officers of the Corporation have been engaged in their present principal occupations or in other executive capacities for the Corporation or with associates or joint ventures indicated opposite their name. On August 12, 2014, the Corporation announced the appointment of Mr. Jean Jobin as President and Chief Operating Officer of Cascades Tissue Group. On January 13, 2016, the Corporation announced that Mr. Marc-André Dépin had stepped down as President and Chief Executive Officer of the Containerboard Packaging Group. Mr. Charles Malo succeeded him as President and Chief Operating Officer. On June 9, 2017, the Corporation announced the retirement of Mrs. Suzanne Blanchet, Senior Vice-President, Corporate Development. On September 20, 2017, the Corporation announced the appointment of Mr. Thierry Trudel as Vice-President, Innovation and Marketing. On March 14, 2019, the Corporation announced that Mr. Jean-David Tardif would be replacing Mr. Jean Jobin as President and Chief Operating Officer of Cascades Tissue Group following the latter's decision to step down.

As at December 31, 2018, the Directors and Executive Officers of the Corporation beneficially owned as a group, or exercised control or direction over, directly or indirectly, 5,872,746 Common Shares representing 6.26% of the Common Shares issued and outstanding.

ITEM 9 - LEGAL PROCEEDINGS

In the normal course of operations, the Corporation is party to various legal actions and contingencies, mostly related to contract disputes, environmental matters, product claims, and labour issues. While the final outcome with respect to legal actions outstanding or pending as at December 31, 2018 cannot be predicted with certainty, it is management’s opinion that the outcome will not have a material adverse effect on the Corporation’s consolidated financial position, results of its operations or its cash flows.

ITEM 10 - TRANSFER AGENTS AND REGISTRARS

Cascades’ transfer agent and registrar is Computershare Investor Services Inc. (“Computershare”), having its place of business in Montréal, Québec, Canada at 1500 Robert-Bourassa Blvd., 7th Floor, H3A 3S8. The register of transfers of the Common Shares of the Corporation is located in the same office in Montreal.

ITEM 11 - MATERIAL CONTRACTS

The only material contracts entered into during the year ended December 31, 2018 or in prior years that are still in effect and filed on SEDAR and EDGAR, as required by applicable legislations, are:

Fourth Amended and Restated Credit Agreement dated December 21, 2018 (the "Fourth Amended and Restated Credit Agreement"), amongst Cascades Inc., Cascades USA Inc., National Bank of Canada, as administrative agent, The Bank of Nova Scotia, as collateral agent, American AgCredit, PCA, as term facility agent and a syndicate of lenders named therein, as lenders. Upon the terms of the Fourth Amended and Restated Credit Agreement, among other amendments, a new term facility in the amount of US$175,000,000 has been added.

Indenture dated May 19, 2015, amongst Cascades, the Subsidiary Guarantors party thereto and Wells Fargo Bank, National Association, as Trustee, pursuant to which Cascades issued 5.75% Senior Notes due 2023, as amended by Supplemental Indentures dated September 23, 2015, December 9, 2015, September 30, 2016, March 29, 2017 and December 14, 2017.

Indenture dated June 19, 2014, amongst Cascades, the Subsidiary Guarantors party thereto and Wells Fargo Bank, National Association, as Trustee, pursuant to which Cascades issued 5.50% senior notes due in 2022, as amended by Supplemental Indentures dated March 16, 2015, September 23, 2015, December 9, 2015, September 30, 2016, March 29, 2017 and December 14, 2017.

Indenture dated June 19, 2014, amongst Cascades, the Subsidiary Guarantors party thereto Computershare Trust Company of Canada, as Trustee, pursuant to which Cascades issued 5.50% Senior Notes due 2021, as amended by Supplemental Indentures dated March 16, 2015, September 23, 2015, December 9, 2015, September 30, 2016, March 29, 2017 and December 14, 2017.

Joint Venture Formation Agreement between Maritime Paper Products Limited (MPPL) and Cascades Canada ULC in respect of Maritime Paper Products Limited Partnership relating to the integration of the Containerboard Group's Newfoundland and Moncton (New Brunswick) plants dated as of November 27, 2013. Filed on SEDAR only.

ITEM 12 - INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants (“PwC”), is the Independent Auditor of the Corporation who have prepared the Independent Auditor’s report dated March 5, 2019, in respect of the Corporation’s consolidated financial statements with accompanying notes as at and for the years ended December 31, 2018 and 2017. PwC has advised that they are independent with respect to the Corporation within the meaning of the Code of Ethics of the Québec Order of Chartered Professional Accountants and Rule 3520 on Auditor Independence of the Public Company Accounting Oversight Board.

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ITEM 13 - AUDIT AND FINANCE COMMITTEE

13.1	Composition and mandate

The Audit and Finance Committee (the “Committee”) is composed of five independent directors, namely Messrs.Georges Kobrynsky (Chair), Laurence Sellyn, Martin Couture, Ms. Sylvie Vachon and Ms. Michelle Cormier. The Charter of the Audit and Finance Committee is set out in Schedule C to this Circular. All the members of the Committee are independent as defined in section 1.4 of the Canadian Securities Administrators National Instrument 52-110 and are financially literate.

13.2	Relevant Education and Experience of the Members

The following describes the relevant education and experience of each member of the Committee that provides him or her with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Name of Committee Member	Relevant Education and Experience

Georges Kobrynsky	Mr. Kobrynsky is a Director of companies and held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. He also held for more than 30 years, various senior positions at Domtar Inc. Mr. Kobrynsky is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements. Mr. Kobrynsky is a member of the Board of Directors of Supremex Inc.

Laurence Sellyn	Mr. Sellyn is the former Chief Financial and Administrative Officer and Executive Vice-President of Gildan Activewear Inc. He served as Chief Financial Officer and other senior level corporate officer positions with long established Canadian public companies in a variety of industries. Mr. Sellyn is a U.K. chartered accountant and is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements.

Sylvie Vachon	As President and Chief Executive Officer of the Montreal Port Authority, Ms. Vachon is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements. From 1997 to 2009, she was Vice-President, Administration and Human Resources for the federal agency, where she was responsible for financial services, immovables, procurement, information technology, continuous improvement and human resources. She is a member of the Board of Directors of Hardware Richelieu Ltd.

Michelle Cormier	Since 2014, Ms. Cormier, CPA, CA, has been acting as an Operating Partner for Wynnchurch Capital (Canada) Inc. A senior-level executive with experience in financial management, strategic consulting and corporate financing, she has in-depth knowledge of financial and public markets in Canada and the United States. Ms. Cormier sits on the Board of Directors of Dorel Industries Inc., Uni-Select Inc., and Champion Iron Ore Ltd.

Martin Couture	Mr. Couture is Chief Executive Officer of Sanimax Inc. Combining strong leadership skills with extensive operational experience he understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements.

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13.3	Independent Auditor Services Fees

The following table presents, by category, the fees incurred by the Corporation and paid to PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants, in Canadian dollars in the past two fiscal years for various services provided to the Corporation and its subsidiaries:

SERVICES	FEES DECEMBER 31, 2017	FEES DECEMBER 31, 2018
Audit Fees (1)	$1,715,891	$1,550,145
Audit-Related Fees (2)	$672,135	$24,750
Tax Fees (3)	$117,149	$262,487
Other fees (4)	$619,668	$130,478
Total	$3,124,843	$1,967,860

(1)	Professional services provided in connection with statutory and regulatory filings and audit of the annual financial statements of the Corporation.
(2)	Professional services provided in connection with auditing as well as consultations on accounting and regulatory matters.
(3)	Professional services mainly for compliance to Income Tax laws.
(4)	Professional services consisting primarily of transaction support services.

13.4	Policies and Procedures for the Engagement of Audit and Non-Audit Services

The Corporation’s Audit and Finance Committee (the “Committee”) has adopted a Pre-approval Policy and Procedures for services provided by the Independent Auditor (the “Policy”) that sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by the Independent Auditor are pre-approved. Under the terms of the Policy, services that involve fees of less than $25,000 up to an annual limit of $50,000 are pre-approved. The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee that involve the payment of unbudgeted fees up to a maximum of $100,000 per mandate. Services that involve fees of more than $100,000 require pre-approval of all members of the Committee.

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ITEM 14 - ADDITIONAL INFORMATION

Additional information, including Directors' and Senior Officers' remuneration and indebtedness, principal holders of the securities of Cascades and options to purchase securities, and interests of insiders in material transactions, if any, is contained in the Management Proxy Circular dated March 15, 2019, for the Annual General Meeting of Shareholders.

Also, additional financial information pertaining to the fiscal year ended December 31, 2018, including Management’s Discussion and Analysis is presented in the Corporation’s 2018 Annual Report.

In addition, the following documents may be obtained, upon written request, from the Corporation’s Corporate Secretary:

(a)	When Cascades is in the course of a distribution of its securities pursuant to a short form prospectus or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities:

(i)	one copy of the latest Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the latest Annual Report of the Corporation, a copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying Independent Auditor’s report, and the Management's Discussion and Analysis and one copy of any interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii)	one copy of the Corporation’s Management Proxy Circular in respect of its most recent Annual General Meeting of Shareholders that involved the election of Directors; and

(iv)	one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b)	at any other time, a copy of the documents referred to in a) i) to iii) above, may be obtained from the Corporate Secretary of the Corporation, at the address indicated below, provided that the Corporation may require the payment of a reasonable fee if the request is made by a person or company who is not a security holder of Cascades.

Most of the above-mentioned information relating to the Corporation may be found on SEDAR at www.sedar.com and on the Corporation’s website at www.cascades.com.

Cascades Inc.

Corporate Secretariat

404 Marie-Victorin Blvd., P.O. Box 30

Kingsey Falls, Québec J0A 1B0

Telephone: (819) 363-5100

Telecopier: (819) 363-5127

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SCHEDULE A

CHARTER OF THE AUDIT AND FINANCE COMMITTEE

1.	PURPOSE

The purpose of this charter is to describe the role of the Audit and Finance Committee (the « Committee ») as well as its duties and responsibilities delegated by the Board of Directors (« the Board »). The main duty of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the following issues:

•	the quality and integrity of the Corporation’s financial statements;

•	the enterprise risk management process;

•	accounting and financial reporting process;

•	systems of internal accounting and financial controls;

•	independent auditor’s qualifications, independence and performance;

•	internal audit function and process;

•	the Corporation’s compliance with legal and regulatory requirements relating to the Corporation’s financial statements;

•	fulfill any other responsibilities assigned to it from time to time by the Board.

2.	DIVISION OF RESPONSABILITIES

In carrying out the duties of the Committee described in this charter, the members of the Committee recognize that its function is to oversee the Corporation’s financial reporting process on behalf of the Board as well as to report its activities regularly to the Board. Management of the Corporation is responsible for the preparation, the presentation and the integrity of the Corporation’s financial statements and for the effectiveness of internal control over financial reporting.

Management is responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent auditor is responsible for planning and carrying out audits of the Corporation’s annual financial statements and annually auditing management’s assessment of the effectiveness of internal control over financial reporting and other auditing procedures.

In performing their duties, the members of the Committee must have open and free discussions with the Board, the independent auditor, the internal auditor and management of the Corporation.

3.	COMPOSITION AND ORGANIZATION

The Committee shall be composed of a minimum of three independent Directors, as appointed by the Board at its first meeting following the annual shareholders meeting. Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each Committee member must be financially literate in accordance with applicable laws and at least one member must have accounting or related financial management expertise, as determined by the Board.

The Committee will appoint one of its members as Chairman and the Secretary or Assistant Secretary of the Corporation or the person designated as Secretary will be secretary for all meetings of the Committee and will keep minutes of the Committee’s deliberations.

4.	MEETINGS AND RESOURCES

The Committee shall meet at least four times a year, or more frequently if circumstances so dictate. By virtue of its mandate to foster open relations, the Committee shall also meet separately and in camera for discussions with the internal auditor, management and with the independent auditor, as required.

The Committee shall establish its own rules and procedures (subject to any specific guidelines from the Board) and shall meet at the place and in accordance with the terms prescribed by its rules. A quorum shall not be less than a majority of the members of the Committee.

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The Chairman of the Committee determines the agenda for each meeting in consultation with the Vice-President and Chief Financial Officer, the Secretary and the internal auditor. The agenda and supporting documentation are distributed to the members of the Committee within a reasonable timeframe prior to the meetings.

The Chairman of the Committee shall report quarterly and when required to the Board on the Committee’s activities and shall make recommendations concerning all matters deemed necessary or appropriate.

The Committee shall at all times have free and open access to management, to the internal auditor and to the independent auditor in order to seek explanations or information on specific questions.

The Committee shall have the resources and the authority appropriate to carry out its duties, including the authority to retain, as it deems necessary, counsel and other external consultants and to set and pay their remuneration, without further Board approval.

In carrying out its duties and to meet its responsibilities, the Committee shall examine the books and relevant accounts of the Corporation, its divisions and its subsidiaries.

5.	DUTIES AND RESPONSIBILITIES

In addition to, the above-mentioned responsibilities, the Committee shall address the following questions:

5.1	FINANCIAL REPORTING

•	reviews the quality and integrity of the Corporation’s accounting and financial reporting system through discussions with management, the independent auditor and the internal auditor;

•	reviews with management and the independent auditor the annual audited financial statements of the Corporation, including the information contained in management’s discussion and analysis, related press releases and the independent auditor’s report on the annual audited financial statements prior to public disclosure and filing with the Securities Regulatory Authorities;

•	reviews the unaudited interim financial statements, including management’s discussion and analysis for each interim period of the fiscal year and related press releases prior to public disclosure and filing with the Securities Regulatory Authorities;

•	reviews the financial information contained in prospectuses, offering memoranda, the annual information form and other reports that include audited or unaudited financial information submitted for approval by the Board;

•	reviews with the independent auditor and management the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, the underlying assumptions and reporting practices, and any proposed changes thereto;

•	reviews financial analysis and other written communications prepared by management, the internal auditor or the independent auditor, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative methods in conformity with International Financial Reporting Standards («IFRS») on the financial statements;

•	verifies the compliance of management certification of financial reports with applicable legislation;

•	reviews important litigation and any regulatory or accounting initiatives that could have a material effect on the Corporation's financial situation or operating results and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

•	reviews the results of the external audit, and any significant problems encountered in the performance of the audit, and management's response or action plan related to any Management Letter issued by the independent auditor.

5.2	RISK MANAGEMENT AND INTERNAL CONTROL

•	periodically receives management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control;

•	reviews insurance coverage for the Corporation annually and as may otherwise be appropriate;

•	evaluates the effectiveness of the Corporation’s overall system of internal controls as well as the process of identifying and managing key risks;

•	monitors the capital structure of the Corporation and ensures that it has the capacity and the flexibility required to implement its strategic plan to meet the demands of debt repayment;

•	examines the relevance of any form of financing;

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•	reviews significant capital costs and other major expenditures, related party transactions and any other transactions which could alter the Corporation’s financial or organizational structure, including off-balance sheet items;

•	periodically inquires as to the funding of the retirement plans as well as the investment management, the structure and performance of the retirement plans;

•	assists the Board in carrying out its responsibility for ensuring that the Corporation is compliant with applicable legal and regulatory requirements relating to the financial statements;

•	while ensuring confidentiality and anonymity, establishes procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding accounting or auditing matters;

•	periodically reviews with the Board, the internal auditors and the independent auditor of the Corporation and senior management, the Corporation’s antifraud program and practices.

5.3	INTERNAL AUDIT FUNCTION

•	reviews with management, the internal audit staff qualifications and experience and, if required, recommends the appointment or replacement of the internal auditor;

•	regularly assesses the internal audit function’s performance, its responsibilities, its staffing, budget and the compensation of its members;

•	annually reviews and approves the internal audit plan;

•	undertakes private discussions with the internal auditor to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the independent auditor, and any unresolved differences of opinion or disputes.

5.4	INDEPENDENT AUDITOR

•	recommends to the Board, the appointment of the independent auditor and, if appropriate, their removal (in both cases, subject to shareholder approval), evaluates and compensates them and assesses their qualifications, performance and independence;

•	ensures that as representatives of the shareholders, the independent auditor reports to the Committee and to the Board;

•	approves all audit services provided by the independent auditor and determines and approves in advance, non-audit services provided, in compliance with applicable legal and regulatory requirements;

•	discusses with the independent auditor the quality and not just the acceptability of the Corporation’s accounting principles, including: i) all critical accounting policies and practices used ; ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use as well as iii) any other material written communications between the Corporation and the independent auditor, including any disagreement or unresolved differences of opinion between management and the independent auditor that could have an impact on the financial statements;

•	reviews at least once a year the independent auditor’s report stating all relationships the independent auditor has with the Corporation and confirming their independence, and holding discussions with the independent auditor as to any relationship or services that may impact the quality of the audit services, or their objectivity and independence;

•	reviews and approves policies for the Corporation’s hiring of partners and employees or former partners and employees of the independent auditor;

5.5	PERFORMANCE EVALUATION OF THE COMMITTEE

•	prepares and reviews with the Board, an annual performance evaluation of the Committee and its members and assesses once a year, the adequacy of its mandate and, if required, makes recommendations to the Board.

Approved by the Board of Directors on March 12, 2014.

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